

March 24, 2011

David Neithercut
Chief Executive Officer
Equity Residential
Two North Riverside Plaza
Chicago, IL 60606

> **Re:** **Equity Residential**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-12252**
>
> **ERP Operating Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-24920**

Dear Mr. Neithercut:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Cost Capitalization, page 40

1. Please tell us the amount of payroll and associated costs of employees that have been capitalized for all periods presented. In your response, please discuss in significant variation in the amounts capitalized from year to year.

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-7

2. We note that you have adjusted cash flows for operating activities for acquisition expenses and included them within cash flows from investing activities. Please tell us your basis for this adjustment and the accounting literature relied upon.

Note 11 – Derivative and Other Fair Value Instruments, page F-30

3. We note on page F-33 that you have classified your assets and liabilities measured at fair value on a recurring and nonrecurring basis within the three-level valuation hierarchy. Tell us how you have complied with the disclosure requirements set forth in FASB ASC 820-10-50-8 as it requires you to present such information in a tabular format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3629 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief